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                             Filing Company:             Cardiac Science Inc.
                             Filer's Commission File No. 0-19567

                             Subject Company:            Artema Medical AB

                             This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended


Contact:

Cardiac Science, Inc.        Artema Medical AB
Roderick de Greef            Thomas Axelsson
Chief Financial Officer      Chief Executive Officer
+1 949 587-0357              +46 8 733 02 60



For Immediate Release:


              CARDIAC SCIENCE PROVIDES UPDATE ON ARTEMA ACQUISITION
                          Acceptance Period is Extended

         IRVINE, Calif. -- May 31, 2001 -- Cardiac Science, Inc. (Nasdaq: DFIB) announced today that it has extended the acceptance period relating to its offer to acquire all of the issued and outstanding shares of Artema Medical AB, a Swedish developer and manufacturer of patient monitors and external defibrillator devices, from June 4, 2001 to June 18, 2001.

         The extension is the result of the routine review process associated with Cardiac Science's filings with the U.S. Securities and Exchange Commission relating to the planned acquisitions of both Artema and Survivalink Corporation. Although Cardiac Science anticipates closing the Artema transaction in June, it is possible that an additional extension to the acceptance period may be required.

         Cardiac Science announced on January 10, 2001 that it had tendered an offer to acquire all of the issued and outstanding shares of Artema. As consideration, Cardiac Science will issue approximately 4,444,444 shares of its common stock. Cardiac's offer is conditional upon, among other things, the tender of at least 90% of the issued and outstanding shares of Artema.

About Artema Medical

         Artema develops, manufactures and markets bedside and portable multi-parameter patient monitors and defibrillator devices used in cardiac and emergency care applications inside and outside of hospitals. Artema's products are exported to over 80 countries via independent distributors encompassing Europe, Asia and the Middle East.




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Cardiac Science Provides Update on Artema Acquisition
Page 2

About Cardiac Science

         Cardiac Science develops, manufactures and markets life-saving external cardiac defibrillator devices that monitor and automatically treat patients who suffer life-threatening heart rhythms. The company's core proprietary tachyarrhythmia detection, defibrillation and electrode technology platform has multiple applications, including use in external and wearable defibrillators and with standard patient monitors widely used in hospitals throughout the world. The growth of the company's installed base provides a potential recurring revenue stream from the sale of the company's proprietary disposable defibrillator electrodes. For more information on Cardiac Science, please visit its Internet site at www.cardiacscience.com.

         This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Such forward looking statements include, but are not limited to, the closing of the transaction between Cardiac Science, Inc., and the shareholders of Artema Medical AB, the life-saving potential of Cardiac Science's technology, and the applications of the company's technology. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company's Form 10-K for the year ending December 31, 2000 and other documents filed by the company with the Securities and Exchange Commission.

         WE HAVE FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE OFFER. WE URGE YOU TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef, Chief Financial Officer (telephone number +1 949 587 0357). YOU SHOULD READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.